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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Digirad Corporation
(Name of Issuer)
Common Stock ($0.0001 par value)
(Title of Class of Securities)
253827109
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	253827109	Page	2	of	9

1	NAMES OF REPORTING PERSONS: HCA Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	75-2497104

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,264,564

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,264,564

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,264,564

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	253827109	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Health Care Indemnity, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	61-0904881

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Colorado

	5	SOLE VOTING POWER:

NUMBER OF		657,082

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		657,082

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	657,082

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	253827109	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Western Plains Capital, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	62-1727347

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Nevada

	5	SOLE VOTING POWER:

NUMBER OF		280,030

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		280,030

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	280,030

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	253827109	Page	5	of	9

1	NAMES OF REPORTING PERSONS: The HCA Foundation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	61-1230563

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐ Not applicable

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Tennessee

	5	SOLE VOTING POWER:

NUMBER OF		327,452

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		327,452

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	327,452

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	253827109	Page	6	of	9
Item 1.
     (a) Name of Issuer:
     Digirad Corporation
     (b) Address of Issuer’s Principal Executive Offices
13950 Stowe Drive
Poway, California 92064
Item 2.
     (a) Name of Person Filing
HCA Inc.
Health Care Indemnity, Inc.
Western Plains Capital, Inc.
The HCA Foundation
     (b) Address of Principal Business Office or, if none, Residence
     The address of the principal business office of each of HCA Inc., Health Care Indemnity, Inc., Western Plains Capital, Inc., and The HCA Foundation is One Park Plaza, Nashville, Tennessee 37203.
     (c) Citizenship
HCA Inc. is a Delaware corporation.
Health Care Indemnity Inc. is a Colorado corporation.
Western Plains Capital, Inc. is a Nevada corporation.
The HCA Foundation is a Tennessee not for profit corporation.
     (d) Title of Class of Securities
     Common Stock, $.0001 par value per share
     (e) CUSIP Number
     253827109
Item 3. If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), Check Whether the Person Filing is a:
     Not applicable.
Item 4. Ownership

CUSIP No.	253827109	Page	7	of	9
     (a) Amount beneficially owned as of December 31, 2006:
     HCA Inc. (“HCA”) indirectly owns and may be deemed the beneficial owner of 1,264,564 shares of the Common Stock, par value $0.0001 per share, of Digirad Corporation, as to which 657,082 shares are directly owned by Health Care Indemnity, Inc., a subsidiary of HCA; as to which 280,030 shares are directly owned by Western Plains Capital, Inc., a subsidiary of HCA; and as to which 327,452 shares are directly owned by The HCA Foundation, a subsidiary of HCA. HCA disclaims beneficial ownership of any shares of the Common Stock of Digirad Corporation owned of record by Health Care Indemnity, Inc., Western Plains Capital, Inc. or The HCA Foundation. Each of Health Care Indemnity, Inc., Western Plains Capital, Inc. and The HCA Foundation disclaims beneficial ownership of any shares of the Common Stock of Digirad Corporation owned of record by the other.
     (b) Percent of Class:
     See Item 11 of Cover Pages.
     (c) Number of shares as to which such person has:
     (i) sole power to vote or to direct the vote:
     See Item 5 of Cover Pages.
     (ii) shared power to vote or to direct the vote:
     See Item 6 of Cover Pages.
     (iii) sole power to dispose or to direct the disposition of:
     See Item 7 of Cover Pages.
     (iv) shared power to dispose or to direct the disposition of:
     See Item 8 of Cover Pages.
Item 5. Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.
Item 6. Ownership of More than Five Percent on Behalf of Another Person

CUSIP No.	253827109	Page	8	of	9
     Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company
     Not applicable.
Item 8. Identification and Classification of Members of the Group
     Not applicable. The reporting persons expressly disclaim membership in a “group” as used in Rule 13d-1.
Item 9. Notice of Dissolution of Group
     Not applicable.
Item 10. Certifications
     Not applicable.

CUSIP No.	253827109	Page	9	of	9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

HCA INC.
By:	/s/ Jack O. Bovender, Jr.
	Name:	Jack O. Bovender, Jr.
	Title:	Chairman and Chief Executive Officer

HEALTH CARE INDEMNITY, INC.
By:	/s/ John M. Franck II
	Name:	John M. Franck II
	Title:	Vice President and Secretary

WESTERN PLAINS CAPITAL, INC.
By:	/s/ John M. Franck II
	Name:	John M. Franck II
	Title:	Vice President and Secretary

THE HCA FOUNDATION
By:	/s/ Jack O. Bovender, Jr.
	Name:	Jack O. Bovender, Jr.
	Title:	Chairman